King Pharmaceuticals,® Inc. 501 Fifth Street Bristol, TN 37620
Wm. L. Phillips III
Assistant General Counsel
Assistant Secretary
November 20, 2009
423.990.2523
Fax 423.990.0544
Filed as CORRESPONDENCE
www.kingpharm.com
NYSE:KG
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	King Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Schedule 14A filed April 23, 2009 File No. 001-15875
Dear Mr. Riedler:
          I write in response to your letter to Brian Markison of October 28, 2009 containing the staff’s additional comments, in response to our letter to you of October 2, 2009, on the Annual Report on Form 10-K for King Pharmaceuticals, Inc. (“the Company”) for the fiscal year ended December 31, 2008, filed March 2, 2009, as well as the Company’s Schedule 14A filed April 23, 2009. For your convenience we have attached hereto a copy of your October 28 letter.
          We appreciate your comments and have reviewed them carefully. This letter responds to the staff’s comments. For convenience, we have included the staff’s comments in italics before the Company’s response. References in our responses to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
1.	Please refer to your response to Comment 2. Please provide an analysis as to why the Industrial Base Maintenance Contract with the Department of Defense and the Supply Agreement with Dey, L.P. are not material agreements that you are required to file. Your analysis should include a comparison of revenues received under each of these agreements to total revenues for the 2008 fiscal year.

Company’s Response:
          Requirements. Per Regulation S-K 601(b)(10), exhibits to periodic and certain other reports must include “[e]very contract not made in the ordinary course of business which is material to the registrant... ” (emphasis added).
          The typically applied standard of materiality is that “there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).
          Regulation S-K also provides that if a contract “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless...” it is one “upon which the registrant’s business is substantially dependent.” Reg. S-K 601(b)(10)(ii)(B). A cited example of a contract upon which a registrant’s business is substantially dependent is one “to sell the major part of registrant’s products or services.” Reg. S-K 601(b)(10)(ii)(B).
          Industrial Base Maintenance Contract. In fiscal year 2008, the revenues received under the Industrial Base Maintenance Contract (IBMC) between the U.S. Department of Defense and our subsidiary, Meridian Medical Technologies, Inc., were 1.4% of the Company’s total revenues. Given the very small degree of the IBMC’s contribution to the Company’s total revenues, and in light of the additional disclosure regarding the IBMC that will appear in our 2009 Annual Report on Form 10-K (as noted in our October 2, 2009 letter), we believe that disclosure of the agreement would not have “a substantial likelihood” of altering “the ‘total mix’ of information made available.” The IBMC is therefore not material to the Company and is not required to be filed pursuant to S-K 601(b)(10).
          Even if the IBMC were material to the Company, it would not be required to be filed because it is the type of agreement “as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.” Reg. S-K 601(b)(10)(ii)(B). That is, the IBMC provides for the manufacture and sale of pharmaceutical products, which is our fundamental activity.
          Last, as the revenue information above makes clear, the IBMC is not a contract “upon which the registrant’s business is substantially dependent,” and is thus not an exception to the provision that ordinary course agreements need not be filed.
          In light of these conclusions, we do not believe that the IBMC is required to be filed pursuant to Reg. S-K 601(b)(10). Further, in light of the staff’s comments and our analysis, we intend not to include in our Form 10-K for 2009 the risk factor related to the IBMC that appeared in certain prior reports (“Our relationships with the U.S. Department of Defense and other government entities subject us to risks associated with doing business with the government.”).
          Dey, LP Agreement. In fiscal year 2008, the revenues received under the agreement between Dey, LP and our subsidiary, Meridian Medical Technologies, Inc. (the “Dey Agreement”), were 6.5% of the Company’s total revenues. Given the small degree of the Dey

Agreement’s contribution to the Company’s total revenues, and in light of the additional disclosure regarding the Dey Agreement that will appear in our Form 10-K for 2009 (as noted in our October 2, 2009 letter), disclosure of the agreement would not have “a substantial likelihood” of altering “the ‘total mix’ of information made available.” The Dey Agreement, while important to the Company’s subsidiary, Meridian Medical Technologies, Inc., and the Meridian Auto-Injector segment, is not material to the Company and is not required to be filed pursuant to S-K 601(b)(10).
          Even if the Dey Agreement were material to the Company, it would not be required to be filed because it is the type of agreement “as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.” Reg. S-K 601(b)(10)(ii)(B). That is, the Dey Agreement provides for the manufacture and sale of pharmaceutical products, which is our fundamental activity.
          Last, as the revenue information above makes clear, the Dey Agreement is not a contract “upon which the registrant’s business is substantially dependent,” and is thus not an exception to the provision that ordinary course agreements need not be filed.
          In light of these conclusions, we do not believe that the Dey Agreement is required to be filed pursuant to Reg. S-K 601(b)(10).
—
          In connection with the Staff’s comments, we acknowledge that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please direct any questions or comments concerning this response letter to me at (423) 990-2523. If you are unable to reach me, please contact Jim Elrod at (908) 429-6000. Thank you.
Sincerely,
/s/ William L. Phillips III
William L. Phillips III

cc:	Rose Zukin, Securities and Exchange Commission Brian A. Markison, President and Chief Executive Officer Joseph Squicciarino, Chief Financial Officer James W. Elrod, Chief Legal Officer
Enclosures as noted

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Mail Stop 4720
October 28, 2009
Mr. Brian A. Markison
Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620

Re:	King Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Schedule 14A filed April 23, 2009 File No. 001-15875
Dear Mr. Markison:
          We have reviewed your supplemental response filed October 2, 2009 and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.
          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Brian A. Markison
King Pharmaceuticals, Inc.
October 28, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business
Business Segments, page 3
Meridian Auto-Injector Segment, page 6
1.	Please refer to your response to Comment 2. Please provide an analysis as to why the Industrial Base Maintenance Contract with the Department of Defense and the Supply Agreement with Dey, L.P. are not material agreements that you are required to file. Your analysis should include a comparison of revenues received under each of these agreements to total revenues for the 2008 fiscal year.
*     *     *
          Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian A. Markison
King Pharmaceuticals, Inc.
October 28, 2009

          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
          Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.

Sincerely,

For	Jeffrey Riedler
Assistant Director